

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2014

Via E-mail
Thomas C. Stabley
Chief Executive Officer
Rex Energy Corporation
366 Walker Drive
State College, PA 16801

      Re: **Rex Energy Corporation**
                 Form 10-K for Fiscal Year Ended December 31, 2012
                 Filed March 14, 2013
                 File No. 001-33610

Dear Mr. Stabley:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Brad Skinner

                    Brad Skinner
                    Senior Assistant Chief Accountant